

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUIT... RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-... 9387 OR 633-9207



US SEC EXEMPTION
FILE NO. 82-3572

22 November 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the SEC Form 17-Q of JG Summit Holdings, Inc. for the period ended September 30, 2006.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

RECEIVED
2006 DEC 13 A 7:07

1 8 4 0 4 4
SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos
(Contact Person)

633-7631
(Company Telephone Number)

1	2		3	1
Month			*Day*	

(Fiscal Year)

17Q
(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.


SEC HRAD
NOV 14 2006
8
CENTRAL RECEIVING AND
RECORDS DIVISION
By:



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **September 30, 2006**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [ ] (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	6,797,191,657

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Nine Months Ended September 30, 2006 vs. September 30, 2005

JG Summit recorded a net income of ₱1.54 billion for the 3rd quarter of the calendar year, a 107% increase from last year's ₱0.74 billion, brought about by the foreign exchange gains recognized by some of its subsidiaries on the back of strengthening peso. Its nine-months net income, stood at ₱5.59 billion up by 128.4%, compared to ₱2.44 billion in the same period last year, due largely to gains from the sale of some of its shares in Universal Robina Corporation, (URC) in February 2006. The sale brought about the decrease in the Company's equity interest in URC from 86% last year to 59% this year. Recurring net income, excluding such gain, grew 4.9% from ₱2.27 billion to ₱2.38 billion on a year-on-year basis.

Consolidated revenues were up by 23.6%, from ₱48.66 billion last year to ₱60.15 billion for the same period this year. The substantial growth was driven by the continued improvement in sales and revenues of almost all our core businesses, except for the telecommunications business, which registered a 7% decline in their net service revenue during the nine-month period this year. Our interest income from various investment portfolios boosted our company's revenues, reflecting a 28.6% increase from ₱2.97 billion last year to ₱3.82 billion this year. Other income registered a significant 326.4% increase from ₱1.40 billion last year to ₱5.97 billion this year mainly due to the recognition of gain on sale of URC shares amounting to ₱3.21 billion and foreign exchange gains where the Group has recognized a net gain of ₱2.55 billion.

Gross profit for the nine months amounted to ₱16.97 billion, higher by 10.6% from last year's ₱15.35 billion. Increase in cost of sales and services kept pace with higher revenues of the food, real estate and petrochemical businesses. Operating expenses went up 12.6% from ₱12.71 billion of last year to ₱14.32 billion this year. Again, costs of operating the mobile phone business and air transportation and the expansion of our foods business into regional operations contributed to such increase.

Financing costs and other charges incurred for the nine months was up by 8.3%, from ₱5.35 billion last year to ₱5.80 billion this year. The increase in level of the Company's financial debt, brought about by additional financing for new aircrafts, contributed to higher finance cost this year.

EBITDA (earnings before interest, taxes, depreciation and amortization) increased from ₱13.76 billion last year to ₱19.06 billion this year. Excluding the non-recurring items, EBITDA increased by 16.7% from last year's ₱13.58 billion to ₱15.86 billion this year.

FOODS

Universal Robina Corporation (URC) posted consolidated net sales and services of ₱26.04 billion for the nine months ended June 30, 2006, a 15.4% growth from ₱22.57 billion in the same period last year. The increase in net sales and services was driven by continuous product innovation, brand advertising and distribution system improvements. Revenue growth can be attributed to the following: (1) ₱2.48 billion or a 15.3% increase in net sales of URC's branded consumer foods segment (excluding packaging) from ₱16.29 billion in 2005 to ₱18.77 billion in 2006, which can be attributed to the 18.0% increase in sales of international operations. The net sales of the packaging division for the past nine months of fiscal 2006 amounted to ₱950 million, 6.6% lower than ₱1.02 billion reported in the same period last year as a result of decrease in sales volume. (2) ₱789 million or 28.5% revenue growth of agro-industrial segment from ₱2.77 billion last year to ₱3.56 billion brought about by 46.0% increase in net sales of URC's animal feeds business as a result of higher sales volume plus a 17.2% growth in revenue of the farm group. (3) ₱271 million or 10.9% increase in net sales of URC's commodity foods segment primarily due to increase in net sales of flour and sugar as a result of growth in sales volume of flour plus higher selling price of sugar.

URC's cost of sales and services increased by ₱2.58 billion or 15.5%, to ₱19.21 billion for the first nine months of fiscal 2006 from ₱16.63 billion in 2005 due to higher sales volume and generally higher costs of many major raw materials such as coffee, corn and potatoes and packaging materials. URC's gross profit improved by 15.1% from ₱5.93 billion last year to ₱6.83 billion this year. URC maintained its gross margin at 26%. Income from operations for the third quarter-to-date of fiscal 2006 is up by 11.7% or ₱231 million from the same period of fiscal 2005, which was constricted by higher operating expenses for the period. Operating expenses were higher by 16.8% from ₱3.96 billion to ₱4.63 billion as a result of the continuing rise in freight costs, expanding regional operations and sustained marketing activities both domestically and internationally. Net income decreased by 13.0% or ₱232 million from ₱1.78 billion for the third quarter to-date of fiscal 2005 to ₱1.55 billion this year. This is the effect of higher net other charges for the period. If not for the ₱657 million unrealized losses from decline in market value of temporary investments and marketable securities, net income could have increased by 23.8% as compared to the same period last year.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱5.20 billion for the nine months ended June 30, 2006, reflecting a 6.7% increase from ₱4.88 billion realized in the same period last year.

URC will continue to stamp its dominance in core categories by maintaining product innovation leadership and acquiring strategic opportunities. It sets an aggressive target in the last quarter of the fiscal year to maintain its dominance in the Philippine market as well as in the ASEAN regional market.

URC and its majority-owned subsidiaries' key performance indicators are revenue, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱1.49 billion for the third quarter of fiscal year 2006, bringing up three quarter revenues to ₱4.84 billion up by 28% from last year's ₱3.79 billion. The Company was able to achieve a 29% growth in Income from Operations, from last year's ₱1.34 billion to ₱1.74 billion this year. EBITDA amounting to ₱2.68 billion this year shows a 22% increase from last year's balance of ₱2.20 billion. Net income for the first three quarters of fiscal year 2006 stood at ₱1.23 billion, up by 20% from last year's ₱1.03 billion.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 49% of the Company's gross revenues. Revenues from Commercial Centers amounted to ₱2.36 billion as against last year's ₱2.29 billion. The Company flagship mall, Robinsons Place Manila continue to enjoy excellent rental income, while newer malls such as Robinsons Place Pioneer and Robinsons Place Angeles and the redeveloped Robinsons Place Novaliches are also contributing to the rental growth.

RLC's High Rise Buildings Division registered a 79% growth in revenues from ₱813.9 million last year to ₱1.45 billion this year. This is mainly due to the recognition of realized revenues from its projects particularly the One Gateway Place, a middle-cost residential condominium building in Pioneer Street, Mandaluyong and One Adriatico Place located along Adriatico Street, Malate Manila. Likewise, the division's office buildings including the newly opened Cybergate Center in the Pioneer Complex, are enjoying almost full occupancy. Rental income from these buildings amounted to ₱234.44 million compared to ₱164.15 million over the same period last year.

The Hotel Division registered gross revenues of ₱657.86 million for the three quarters of FY 2006 as against last year's ₱354.64 million due to the excellent reception to the opening of Crowne Plaza Hotel. Holiday-Inn Galleria Manila (HIGM) remained steady while Cebu Midtown Hotel and Robinsons Apartelle in Mandaluyong registered revenue growth of 11% and 29%, respectively.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported revenues amounting to ₱368.82 million; higher by ₱39.1 million or 12% over last year's ₱329.71 million due to higher project completion of ongoing projects.

Real Estate cost increased by 15% from ₱1.47 billion last year to ₱1.70 billion this year mainly due to higher cost of realized sales of High Rise Division. Hotel costs and expenses increased due to the opening of Crowne Plaza Hotel. General and Administrative expenses increased by 19% mainly as a result of higher marketing and selling expenses on account of higher sales and revenues of High-Rise Division.

RLC's key performance indicators are Revenue growth, EBIT, EBITDA and Net Income all of which showed improvement during the first nine months of fiscal 2006.

TELECOMMUNICATIONS

DIGITEL registered consolidated revenues of ₱7,815.7 million for the nine months ended September 30, 2006, an improvement from last year's revenues amounting to ₱6,673.1 million, as foreign exchange gain of ₱1,721.3 million reported during the third quarter more than covered up for the decline in service revenues both in the wireline and wireless businesses.

Service revenues in the wireline voice communications segment dropped to ₱3,479.2 million during the nine-month period ended September 30, 2006, a decrease of ₱387.4 million or 10% from last year's figure of ₱3,866.6 million. The decrease was mainly brought about by the decline in traffic volume and rates attributable to the growing preference of the market for cheaper routes and of foreign carriers" preference for alternative least cost routes. In addition, the appreciation of the peso

also contributed to the decline in international revenues. The wireless communications business also posted a decline in service revenues of ₱50.2 million or 2.3% to ₱2,154.0 million during the nine-month period ended September 30, 2006, from ₱2,204.2 million during the same period last year, mainly due to lower SMS revenues. On the other hand, the wireline data communication services managed to sustain revenue levels at ₱281.1 million during the nine-months ended September 30, 2006, despite the market-driven reduction in rates due to increasing bandwidth subscriptions for internet and data communications.

The non-service revenues from the wireless communications segment dropped by ₱46.1 million or 54%, owing to a surge in sales of phone kits during the second quarter of 2005 brought about by the aggressive re-launching of Sun's Sureload product, posting a higher non-service revenue performance compared to the current period.

Consolidated costs and expenses of ₱8,140.5 million for the nine months ended September 30, 2006 posted a decrease of ₱301.6 million or 3.6% from ₱8,442.2 million for the same period in 2005, as efforts are driven towards promoting operational efficiency. Increase in general and administrative costs of ₱471.3 million or by 14.8% over the same period last year was offset by lower financing costs and other charges due to settlement of debt, cost of SIM packs, and provision for impairment losses on receivables.

As a result, DIGITEL registered consolidated loss before tax of ₱324.9 million for the nine months ended September 30, 2006 an improvement of ₱1,444.2 million or 81.6% against loss before income tax of ₱1,769.1 million for the same period in 2005, significantly brought about by the effect of foreign exchange fluctuations.

DIGITEL registered a consolidated EBITDA of ₱1,584.2 million for the nine months ended September 30, 2006, as against ₱2,108.0 million for the same period last year.

TEXTILES

Litton Mills, Inc.'s reported revenue for the nine-month period ended June 30, 2006 amounted to ₱1.84 billion, higher by 7.6% over last year's ₱1.71 billion. However, gross profit is lower by 2% from ₱414.4 million last year to ₱405.7 million this year, which can be attributed to higher direct labor and fuel costs. The textile business yielded a net income of ₱18.1 million this year compared to a net loss of ₱10.6 million last year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue increased by 39% during the period from last year's ₱3.13 billion to this year's ₱4.35 billion, mainly due to higher sales volume which increased by 40%. However, gross margin still went down by 14% from 8.6% last year to 7.4% this year. As of June 30, 2006, JGSPC recorded higher operating expenses and financing costs than last year's.. This was offset by recognition of foreign exchange gain amounting to ₱104.0 million this year compared to ₱17.7 million last year, thus net loss decreased from ₱401.3 million to ₱371.7 million this year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱6.64 billion for the nine-month period ended September 30, 2006, a 13.8% increase over last year's ₱5.83 billion. The competitive position of the airline continues to strengthen as Cebu Pacific cut a big slice of the market share in domestic routes with 44.4% for the month of September. Costs and operating expenses increased by 11.3%, from ₱5.91 billion last year to ₱6.58 billion this year brought about by higher depreciation expense related to acquisition of new airbus and higher aircraft lease. The Company incurred interest charges amounting to ₱307.50 million and recognized foreign exchange gain amounting to ₱546.4 million in

relation to its foreign-denominated finance lease obligation. As a result, net income during the period amounted to ₱293.6 million, a complete turn-around from last year's ₱77.3 million net loss.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱743.3 million for the nine-month period ended September 30, 2006, lower by 11.7% from last year's equity earnings of ₱842.0 million despite the increase in equity ownership in United Industrial Corp., Limited (UIC) from 26.1% last year to 30.995% this year. This is due to previous year's higher earnings of UIC arising from special gains on asset disposal.

Financial Position

September 30, 2006 vs. December 31, 2005

As of September 30, 2006, the Company's balance sheet remains solid, with consolidated assets of ₱217.65 billion from ₱201.23 billion as of December 31, 2005.

Cash and cash equivalents showed a significant increase from ₱5.46 billion as of December 31, 2005 to ₱10.42 billion as of September 30, 2006. The principal sources of cash were from operating and financing activities amounting to ₱13.49 billion and ₱3.29 billion, respectively. As of September 30, 2006, net cash used in investing activities amounted to ₱11.82 billion, which can be attributed to acquisition of property and equipment. Investment in bonds and equity securities, presented under financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments, decreased by 8.7% from ₱33.47 billion as of December 31, 2005 to ₱30.56 billion as of September 30, 2006 with the sale of certain bonds to settle some noncurrent obligations.

Other current assets grew by 5.4% from ₱4.09 billion as of December 31, 2005 to ₱4.31 billion as of September 30, 2006 due to increase in advances to suppliers and prepaid expenses.

Investments in associates and joint ventures increased by 5.1% from ₱17.11 billion as of December 31, 2005 to ₱18.0 billion as of September 30, 2006 due to additional investment in UIC.

Other noncurrent assets dropped by 35.2% from ₱5.52 billion as of December 31, 2005 to ₱3.58 billion as of September 30, 2006 due to reclassification of certain security deposits to property and equipment account.

Accounts payable and accrued expenses went up by 14.6% from ₱26.06 billion as of December 31, 2005 to ₱29.86 billion as of September 30, 2006 due to higher trade payables.

Short-term debt decreased by 39.8% from ₱19.09 billion as of December 31, 2005 to ₱11.49 billion as of September 30, 2006 due to settlement of loans during the period.

Other current liabilities increased by 35.8% to ₱6.05 billion as of September 30, 2006 from ₱4.45 billion as of December 31, 2005 due to higher unearned revenue from real estate and airline businesses.

Estimated land development costs, including current portion increased by 60.7% to ₱2.42 billion in 2006 from ₱1.5 billion in 2005 due to recognition of cost to complete sold units of high-rise projects.

Long-term debt, including current portion, is higher by 13.4% from ₱66.72 billion as of December 31, 2005 to ₱75.62 billion due to increase in ECA facility loan of Cebu Air in connection with their refleeting program. In addition to this, an offshore company issued USD 300 million bond in January 2006. This was offset by settlement of long-term debt from various subsidiaries.

Deferred income tax liabilities increased by 38.8% amounting to ₱3.13 billion as of September 30, 2006, which can be attributed to deferred tax effects of unrealized foreign exchange gain recognized during the period.

Other noncurrent liabilities dropped significantly by 79.7% from ₱7.17 billion as of December 31, 2005 to ₱1.46 billion as of September 30, 2006 as the Company settled its noncurrent obligations.

Total equity grew to ₱85.52 billion as of September 30, 2006 from ₱71.87 billion at the end of 2005. Stockholders' equity stood at ₱68.86 billion as of September 30, 2006. Book value per share improved from ₱9.43 per share as of December 31, 2005 to ₱10.13 per share as of September 30, 2006.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of September 30, 2006 and December 31, 2005 and for the nine months ended September 30, 2006 and 2005:

- Revenues amounted to ₱60.15 billion for the nine months ended September 30, 2006, up by 23.6% from last year's ₱48.66 billion.
- EBIT increased by 15.4% to ₱9.67 billion as against last year's ₱8.38 billion.
- EBITDA including non-recurring items increased 38.5% from ₱13.76 billion in 2005 to ₱19.06 billion in 2006. EBITDA excluding non-recurring items also increased by 16.7% from ₱13.58 billion in 2005 to ₱15.86 billion for the nine months ended September 30, 2006.
- As of September 30, 2006, current ratio stood at 1.42:1 compared to 1.24:1 as of December 31, 2005.
- Financial debt to equity ratio stood at 1.04:1 as of September 30, 2006 as against 1.22.1 as of December 31, 2005 while Net debt to equity ratio decreased to 0.58:1 from 0.70:1 as of December 31, 2005.

The manner by which the Company calculates the above key performance indicators for both year-end 2006 and 2005 is as follows:

- Revenues;
- EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items;
- EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization;
- Current Ratio computed as Current assets divided by current liabilities; and
- Financial Debt to Equity ratio computed as total financial debt divided by total equity plus minority interest. Net Debt to equity ratio computed as total financial debt less cash and temporary investments over total equity plus minority interest.

As of September 30, 2006, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:



JAMES L. GO
Chairman and Chief Executive Officer
Date: 11/14/06



LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 11/14/06



CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 11/14/06.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P10,415,655	P5,459,047
Financial assets at fair value through profit and loss	25,946,747	29,122,632
Available-for-sale investments	4,060,173	3,929,698
Receivables - net	21,791,963	22,595,364
Inventories - net (Note 2)	11,160,399	11,095,943
Other current assets	4,313,152	4,093,565
Total Current Assets	77,688,089	76,296,249
Noncurrent Assets		
Held-to-maturity investments	550,954	419,243
Investments in associates and joint ventures - net	17,985,573	17,106,587
Investment properties - net	20,403,212	18,627,034
Property, plant and equipment - net	95,473,248	81,200,781
Goodwill - net	1,579,767	1,619,423
Intangibles - net	395,467	435,159
Other noncurrent assets	3,577,959	5,524,233
Total Noncurrent Assets	139,966,180	124,932,460
	P217,654,269	P201,228,709
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P29,865,968	P26,056,016
Short-term debt	11,490,247	19,090,343
Current portion of:		
Long-term debt (Note 3)	7,193,633	11,440,033
Estimated liability for property and land development	300,216	418,091
Other current liabilities	6,049,500	4,454,525
Total Current Liabilities	54,899,564	61,459,008
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 3)	68,428,908	55,276,295
Estimated liability for property and land development - net of current portion	2,115,716	1,085,427
Cumulative redeemable preferred shares	2,107,819	2,107,819
Deferred income tax liabilities - net	3,126,180	2,252,210
Other noncurrent liabilities	1,456,588	7,174,601
Total Noncurrent Liabilities	77,235,211	67,896,352
Total Liabilities	132,134,775	129,355,360
Equity		
Equity attributable to equity holders of the parent:		
Paid-up capital	12,856,988	12,856,988
Retained earnings	56,500,456	51,118,018
Other reserves	224,940	832,982
Treasury shares	(721,848)	(721,848)
	68,860,536	64,086,140
Minority interest	16,658,958	7,787,209
Total Equity	85,519,494	71,873,349
	P217,654,269	P201,228,709

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Quarters Ended September 30		Nine Months Ended September 30	
	2006	2005 (As restated)	2006	2005 (As restated)
REVENUES				
Sales and services:				
Foods	P7,998,425	P7,195,088	P26,043,422	P22,565,617
Telecommunications	1,867,513	2,069,935	5,839,056	6,308,249
Air transportation	2,311,669	1,815,211	6,637,771	5,830,991
Real estate and hotels	1,489,501	1,260,496	4,832,997	3,785,345
Petrochemicals	1,443,699	1,417,048	4,353,021	3,133,951
Textiles	636,322	349,961	1,842,925	1,712,230
Other supplementary businesses	14,855	39,514	60,739	104,643
Interest income	1,281,357	946,856	3,822,552	2,973,338
Equity in net earnings of associates and joint ventures	243,494	316,989	743,334	842,001
Others	2,551,302	600,933	5,973,773	1,400,801
	19,838,137	16,012,031	60,149,590	48,657,166
EXPENSES				
Cost of sales and services	10,501,437	9,062,234	32,637,539	28,091,150
Operating and other expenses	4,820,441	4,433,818	14,316,202	12,711,579
Financing costs and other charges	1,949,206	1,885,379	5,796,090	5,351,512
	17,271,084	15,381,431	52,749,831	46,154,241
INCOME BEFORE INCOME TAX	2,567,053	630,600	7,399,759	2,502,925
PROVISION FOR INCOME TAX	729,837	197,976	1,491,029	758,763
NET INCOME	P1,837,216	P432,624	P5,908,730	P1,744,162
ATTRIBUTABLE TO				
Equity holders of the parent	P1,536,895	P742,332	P5,586,354	P2,445,913
Minority interest	300,321	(309,708)	322,376	(701,751)
	P1,837,216	P432,624	P5,908,730	P1,744,162
BASIC EARNINGS PER SHARE (Note 4)	P0.23	P0.11	P0.82	P0.36

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on September 30, 2005 Unaudited Consolidated Financials Statements were restated to conform with the September 30, 2006 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Nine Months Ended September 30	
	2006	2005 (As restated)
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	P6,895,274	P6,895,274
Additional paid-in capital	5,961,714	5,961,714
Accumulated translation adjustment	224,940	1,278,039
Retained earnings		
Beginning	51,118,018	50,440,412
Effect of changes in accounting policies	-	(189,300)
As restated	51,118,018	50,251,112
Cumulative effect of change in accounting policy for financial instruments as of January 1, 2005	-	86,107
As adjusted	51,118,018	50,337,219
Net income	5,586,354	2,445,913
Cash dividends:		
Common stock (P0.03 a share in 2006 and 2005)	(203,916)	(203,916)
End	56,500,456	52,579,216
Treasury stock - at cost	(721,848)	(721,848)
	P68,860,536	P65,992,395

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Nine Months Ended September 30	
	2006	2005 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	P7,399,759	P2,502,925
Adjustments for:		
Depreciation and amortization	6,190,265	5,204,723
Interest expense	5,763,355	5,303,398
Interest income	(3,822,552)	(2,973,338)
Equity in net earnings of associates and joint ventures	(743,334)	(842,001)
Provisions for impairment losses on trade and other receivables	121,070	217,521
Foreign exchange gain - net	(2,546,255)	(302,427)
Gain on sale of investment	(3,206,547)	-
Operating income before changes in operating accounts	9,155,761	9,110,801
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	329,773	(3,224,664)
Inventories	847,957	(1,271,568)
Other current assets	(219,587)	(47,965)
Increase (decrease) in:		
Accounts payable and accrued expenses	3,377,934	4,453,622
Other current liabilities	1,594,975	1,263,926
Net cash generated from (used in) operations	15,086,813	10,284,152
Interest received	4,175,111	2,484,833
Interest paid	(5,329,402)	(4,116,497)
Income taxes paid	(446,558)	(384,811)
Net cash provided by operating activities	13,485,964	8,267,677
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Financial assets at fair value through profit and loss	3,175,885	-
Available-for-sale investments	(130,475)	-
Held-to-maturity investments	(131,711)	-
Temporary investments	-	(10,109,268)
Other noncurrent assets	(738,019)	(1,068,650)
Investments in associates and joint ventures	(947,611)	(339,120)
Property, plant and equipment - net	(16,436,524)	(9,659,485)
Investment properties - net	(2,655,363)	(1,146,303)
Proceeds from sale of investment	6,041,831	-
Net cash used in investing activities	(11,821,987)	(22,322,826)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Short-term debt	(7,600,096)	3,485,816
Long-term debt	11,069,087	7,780,215
Other noncurrent liabilities	(5,686,534)	1,176,330
Minority interest in consolidated subsidiaries	5,714,090	(131,589)
Dividends paid	(203,916)	(203,916)
Net cash provided by financing activities	3,292,631	12,106,856
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,956,608	(1,948,293)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,459,047	8,015,823
CASH AND CASH EQUIVALENTS AT END OF PERIOD	P10,415,655	P6,067,530

See accompanying *Notes to Unaudited Consolidated Financial Statements.*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). The consolidated financial statements are presented in Philippine Peso and have been prepared under the historical cost convention method, except for financial assets at fair value through profit and loss (FVPL), available for sale (AFS) investments and certain derivative financial instruments which are measured ar fair value, and hog market stocks which are measured at fair value less cost to sell.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

These interim financial statements followed the same accounting policies and methods of computation by which the most recent annual audited financial statements have been prepared. The Group adopted the following new or revised accounting standards in 2005:

- PFRS 1, First-time Adoption of PFRS
- PFRS 2, Share-Based Payment
- PFRS 3, Business Combination
- PFRS 5, Noncurrent Assets Held for Sale and Discontinued Operations
- PAS 16, Property, Plant and Equipment
- PAS 19, Employment Benefits
- PAS 21, The Effects of Changes in Foreign Exchange Rates
- PAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions
- PAS 32, Financial Instruments: Disclosures and Presentation
- PAS 38, Intangible Assets
- PAS 39, Financial Instruments: Recognition and Measurement
- PAS 40, Investment Property
- PAS 41, Agriculture

The comparative figures in 2005 were restated to reflect the adjustments resulting from the adoption of the abovementioned accounting standards.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the nine months ended September 30, 2006 and 2005 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	2006	2005
Foods		
Universal Robina Corporation and Subsidiaries	59.17	86.12
Textiles		
Litton Mills, Inc.	100.00	100.00
Westpoint Industrial Mills Corporation	100.00	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	85.00	90.11
Adia Development and Management Corporation	100.00	100.00

Companies	Effective Percentage of Ownership 2006	2005
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	49.80	49.90
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	100.00	100.00
JG Summit Philippines Ltd. and Subsidiaries	100.00	100.00
JG Summit Limited	100.00	100.00
JG Summit Capital Services Corporation and Subsidiaries	100.00	100.00
Express Holdings, Inc. and a Subsidiary	100.00	100.00
Multinational Finance Group Ltd.	100.00	100.00
Petrochemicals		
JG Summit Petrochemical Corporation	82.28	82.28
Air Transportation		
Cebu Air, Inc.	100.00	100.00
CP Air Holdings, Inc.	100.00	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	100.00	100.00
Terai Industrial Corporation	100.00	100.00
Unicon Insurance Brokers Corporation	100.00	100.00
Hello Snack Foods Corporation	100.00	100.00
JG Cement Corporation	100.00	100.00
Cebu Pacific Manufacturing Corporation	100.00	100.00
Savannah Industrial Corporation	100.00	100.00

Under Philippine GAAP, it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and substantially all subsidiaries in supplementary businesses.

2. INVENTORIES

This account consists of inventories held:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
At cost:		
Raw materials	P2,947,481	P3,037,364
Finished goods	2,366,030	2,412,095
	5,313,511	5,449,459
At NRV:		
Spare parts, packaging materials and other supplies	2,635,999	2,426,719
Work-in-process	393,818	458,036
Subdivision land and condominium and residential units held for sale	1,130,978	647,977
By-products	19,221	7,217
	4,180,016	3,539,949
At fair value less cost to sell:		
Poultry and hog market stock	933,283	848,543
Materials in-transit	733,589	1,257,992
	P11,160,399	P11,095,943

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

13. LONG-TERM DEBT

Long-term debt is summarized as follows:

	September 30, 2006 (Unaudited)	December 31, 2005 (Audited)
Parent Company:		
Foreign Currency:		
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	P5,049,964	P6,067,727
Philippine Peso:		
Loan from a local bank	625,000	750,000
	5,674,964	6,817,727
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	44,517	60,336
US$100 million 9.25% Notes Due 2006	-	4,970,930
US$102.3 million Guaranteed Floating Rate Notes and Term Loan Facility, Due 2006	-	2,613,170
US$100 million 8 3/8% Notes Due 2006	2,799,257	2,902,668
US$300 million 8.25% Notes Due 2008	14,523,538	15,320,137
US$125 million 9% Notes Due 2008	5,794,957	6,954,603
US$200 million 8.25% Notes Due 2012	10,496,340	11,055,229
US$300 million 8% Notes Due 2013	13,265,499	-
Zero Coupon 12% Convertible Bonds Due 2013	11,125	10,421
Various borrowings from HypoVereinsbank, interest rates ranging from 1.12% to LIBOR + 0.75%	408,137	684,527
Various term loan facilities, interest rates ranging from LIBOR + 0.75% to 2.70%	4,499,880	4,265,731
Finance lease obligations	12,934,737	5,477,173
Minimum purchase agreement	276,155	345,085
	65,054,142	54,660,010
Philippine Pesos:		
Capital lease obligation	2,475,540	2,475,540
Borrowing from a local bank	600,000	700,000
P1,000 Million Loan	1,000,000	1,000,000
P1,000 Million Bonds	760,000	1,000,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	57,895	63,051
	4,893,435	5,238,591
	75,622,541	66,716,328
Less current portion	7,193,633	11,440,033
	P68,428,908	P55,276,295

The exchange rate used to restate the foreign currency denominated long-term borrowings as of September 30, 2006 was P50.210:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P53.110:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of September 30, 2006 and 2005:

	Quarters Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Net income	P1,536,895	P742,333	P5,586,354	P2,445,913
Weighted average number of common shares	6,797,191,657	6,797,191,657	6,797,191,657	6,797,191,657
Basic earnings per share	P0.23	P0.11	P0.82	P0.36

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International capital and financial services
g. Air transportation
h. Other supplementary businesses

	REVENUES		EXPENSES	
	2006	2005	2006	2005
Foods	P26,043,422	P22,565,617	P25,126,114	P21,030,526
Telecommunications	5,839,056	6,308,249	6,277,537	7,175,531
Petrochemicals	4,353,021	3,133,951	4,658,895	3,464,131
Air transportation	6,637,771	5,830,991	6,344,185	5,908,302
Real estate and hotels	4,832,997	3,785,345	3,791,624	2,859,182
Textiles	1,842,925	1,712,230	1,824,829	1,722,873
Other supplementary businesses	60,739	104,643	75,026	134,468
Parent/International capital & financial services	10,539,659	5,216,140	6,465,026	3,916,240
	P60,149,590	P48,657,166	P54,563,236	P46,211,253

	NET INCOME		TOTAL ASSETS	
	2006	2005	2006	2005
Foods	P917,308	P1,535,091	P57,591,300	P56,173,867
Telecommunications	(438,481)	(867,282)	55,246,193	54,451,262
Petrochemicals	(305,874)	(330,180)	7,459,518	10,896,925
Air transportation	293,586	(77,311)	21,426,477	8,938,410
Real estate and hotels	1,041,373	926,163	32,232,954	25,226,292
Textiles	18,096	(10,643)	3,293,684	3,825,662
Other supplementary businesses	(14,287)	(29,825)	483,970	533,521
Parent/International capital & financial services	4,074,633	1,299,900	39,920,173	37,518,859
	P5,586,354	P2,445,913	P217,654,269	P197,564,798

	LIABILITIES		NET ASSETS (EQUITY + MI)	
	2006	2005	**2006**	2005
Foods	**P27,702,619**	P31,868,869	**P29,888,681**	P24,304,998
Telecom	**53,572,128**	51,932,899	**1,674,065**	2,518,363
Petrochemicals	**5,030,005**	6,418,458	**2,429,513**	4,478,467
Air transportation	**20,398,334**	8,362,571	**1,028,143**	575,839
Real estate & hotels	**18,096,508**	11,787,822	**14,136,446**	13,438,470
Textiles	**936,110**	1,543,066	**2,357,574**	2,282,596
Other supplementary businesses	**416,990**	484,803	**66,980**	48,718
Parent/International, capital & financial services	**5,982,081**	9,506,229	**33,938,092**	28,012,630
	P132,134,775	P121,904,717	**P85,519,494**	P75,660,081

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
September 30, 2006

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	14,654,537	10,738,238	3,916,299
Less: Allowance for impairment loss	(3,036,216)	-	(3,036,216)
NET TRADE RECEIVABLES	11,618,321	10,738,238	880,083
NON-TRADE RECEIVABLES			
Finance receivables	4,614,773	4,614,773	-
Others	5,558,869	4,136,038	1,422,831
	10,173,642	8,750,811	1,422,831
	21,791,963	19,489,049	2,302,914

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements required under SRC Rule 68.1		Remarks
7. The following information, as a minimum, should be disclosed in the notes to financial statements, if material and if not disclosed elsewhere in the interim financial report.		
h.	Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period;	not applicable
i.	The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisitions or disposal of subsidiaries and long-term investments, restructurings, and discontinuing operations;	not applicable
j.	Changes in contingent liabilities or contingent assets since the last annual balance sheet date.	not applicable
k.	Existence of material contingencies and any other events or transactions that are material to an understanding of the current interim period.	not applicable
Item 2. Management's Discussion and Analysis (MDA) of Financial Condition and Results of Operations ((Part III, par. (A) (2) (b))		
2. Discussion of the Company's and its majority -owned subsidiaries' top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.		Page 8
3. Discussion and analysis of material event/s and uncertainties known to management that would address the past and would have an impact on future operations of the following:		
a.	Any known trends, demands, commitments, events or uncertainties that will have a material impact on the issuer's liquidity.	not applicable
b.	Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.	not applicable
c.	Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.	not applicable
d.	Any significant elements of income or loss that did not arise from the issuer's continuing operations.	not applicable
e.	Any seasonal aspects that had a material effect on the financial condition or result of operations.	not applicable

Item 2. Management's Discussion and Analysis (MDA) of Financial Condition and Results of Operations ((Part.111, par (A) (2) (b))		Remarks
f.	Any events that will trigger direct or contigent financial obligation that is material to the company, including any default or acceleration of an obligation.	not applicable
g.	All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.	not applicable
h.	The causes for any material change from period to period which shall include vertical and horizontal analysis of any material item; The term "material" in this section shall refer to changes or items amounting to five percent (5%) of the relevant accounts or such lower amount, which the registrant deems material on the basis of other factors.	Pages 3 - 8
PART II - OTHER INFORMATION 1. Disclosure not made under SEC Form 17-C		not applicable